

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2015

Via E-mail
Raphael Perez
President, Chief Executive Officer, Chief Financial Officer and Director
Balance Labs, Inc.
1111 Lincoln Road, 4th Floor
Miami Beach, FL 33139

     Re: Balance Labs, Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed May 22, 2015
              File No. 333-202959

Dear Mr. Perez:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 14, 2015 letter.

General

1.   On pages 2 and 21, and in note 2 to your fee table, you state that the selling stockholders will sell at a fixed price for the duration of the offering. In contrast, your cover page states that the selling stockholders will sell at a fixed price until your common stock is quoted on the OTCQB and thereafter at prevailing market prices or privately negotiated prices or in transactions that are not in the public market. Please revise to ensure consistency.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at (202) 551-3207 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Staff Attorney

cc: Gregg E. Jaclin, Esq.
       Szaferman Lakind Blumstein & Blader, PC